

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2023

Doug Grau
President
AMERICAN REBEL HOLDINGS INC
909 18th Avenue South, Suite A
Nashville, Tennessee 37212

> **Re: AMERICAN REBEL HOLDINGS INC**
> **Registration Statement on Form S-3**
> **Filed on October 10, 2023**
> **File No. 333-274909**

Dear Doug Grau:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sarah Sidwell at 202-551-4733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Scott Linsky